EXHIBIT 99.1

Colliers International reports strong results for third quarter

Revenues up 24% (22% in local currencies)

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2017	2016	2017	2016

Revenues	$574.1	$462.1	$1,541.1	$1,320.7
Adjusted EBITDA (note 1)	52.2	37.6	141.1	112.6
Adjusted EPS (note 2)	0.61	0.40	1.70	1.22

GAAP operating earnings	31.4	23.6	82.9	70.1
GAAP EPS	0.11	0.24	0.39	0.61

TORONTO, Oct. 31, 2017 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) today reported operating and financial results for its third quarter ended September 30, 2017. All amounts are in US dollars.

Revenues for the third quarter were $574.1 million, a 24% increase (22% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $52.2 million, up 39% (34% in local currency) and adjusted EPS (note 2) was $0.61, a 53% increase versus the prior year quarter. Third quarter adjusted EPS would have been approximately $0.03 lower excluding foreign exchange impacts. GAAP operating earnings were $31.4 million, relative to $23.6 million in the prior year period. GAAP EPS was $0.11 per share in the quarter, versus $0.24 per share for the same quarter a year ago, with the current period impacted by a significant increase in the non-controlling interest redemption increment related to the quarterly non-cash balance sheet revaluation of non-controlling interests. Third quarter GAAP EPS would have been approximately $0.03 lower excluding changes in foreign exchange rates.

For the nine months ended September 30, 2017, revenues were $1.54 billion, a 17% increase (17% in local currency) relative to the comparable prior year period, adjusted EBITDA was $141.1 million, up 25% (25% in local currency) and adjusted EPS was $1.70, a 39% increase versus the prior year period. Changes in foreign exchange rates had no impact on year-to-date adjusted EPS. GAAP operating earnings were $82.9 million, relative to $70.1 million in the prior year period. GAAP EPS for the nine month period was $0.39 per share, compared to $0.61 per share in the prior year period. Changes in foreign exchange rates had no impact on year-to-date GAAP EPS.

“Colliers generated strong results for the third quarter through a combination of recent acquisitions and internal growth. Based on our performance to date, and continuing stable market conditions, we expect a solid fourth quarter and finish to the year,” said Jay S. Hennick, Chairman and CEO of Colliers International. “Since the beginning of the quarter, we doubled the size of our project management business in Australia and added another high quality tenant advisory practice in Washington, D.C., bringing the total number of acquisitions so far this year to seven. We also established company-owned operations in Japan, the third largest economy in the world,” he concluded.

About Colliers International Group Inc.
Colliers International Group Inc. (NASDAQ:CIGI) (TSX:CIGI) is an industry-leading global real estate services company with 15,000 skilled professionals operating in 68 countries. With an enterprising culture and significant employee ownership, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide. Services include strategic advice and execution for property sales, leasing and finance; global corporate solutions; property, facility and project management; workplace solutions; appraisal, valuation and tax consulting; customized research; and thought leadership consulting.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice that help clients accelerate their success. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 12 consecutive years, more than any other real estate services firm. Colliers has also been ranked the top property manager in the world by Commercial Property Executive for two years in a row.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

Consolidated Revenues

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Growth	Growth	September 30		Growth	Growth
(LC = local currency)	2017	2016	in US$ %	in LC %	2017	2016	in US$ %	in LC %

Outsourcing & Advisory	$197,600	$180,223	10%	8%	$558,798	$519,850	7%	8%
Lease Brokerage	188,021	147,958	27%	25%	499,259	412,650	21%	21%
Sales Brokerage	188,436	133,871	41%	38%	483,059	388,196	24%	24%

Total revenues	$574,057	$462,052	24%	22%	$1,541,117	$1,320,696	17%	17%

Consolidated revenues for the third quarter grew 22% on a local currency basis, with particularly strong contributions from Sales and Lease Brokerage. Local currency revenue growth was comprised of 13% growth from recent acquisitions and internal growth of 9% (note 3). Internal growth was led by a rebound in Sales Brokerage revenues in the EMEA region relative to unusually low activity levels in the prior year period in the aftermath of the June 2016 “Brexit” vote.

For the nine months ended September 30, 2017, consolidated revenues grew 17% on a local currency basis. Year-to-date local currency revenue growth was comprised of 13% growth from recent acquisitions and internal growth of 4%. Internal growth was impacted by a decline in lower margin Outsourcing & Advisory activity in the EMEA region during the first half of the year.

For the full year, the Company estimates local currency internal revenue growth will be similar to that achieved for the nine month period.

Segmented Quarterly Results
The Americas region’s revenues totalled $330.9 million for the third quarter compared to $256.5 million in the prior year quarter, up 29% (28% on a local currency basis). Local currency revenue growth was comprised of 20% growth from recent acquisitions and 8% internal growth. Internal growth was driven by Lease Brokerage, with several significant office lease transactions completed in major markets during the quarter. Adjusted EBITDA was $29.1 million, versus $22.6 million in the prior year quarter, up 29%. GAAP operating earnings were $19.4 million, versus $16.3 million in the prior year period, impacted by amortization of intangible assets acquired in connection with recent acquisitions incurred in the current quarter.

EMEA region revenues totalled $129.7 million for the third quarter compared to $106.6 million in the prior year quarter, up 22% (18% on a local currency basis). Local currency revenue growth was comprised of 7% growth from recent acquisitions and 11% internal growth. Internal revenues benefitted from a rebound in Sales Brokerage activity in the UK and the rest of Western Europe, relative to unusually low activity levels in the prior year period in the aftermath of the June 2016 “Brexit” vote. Adjusted EBITDA more than doubled to $11.2 million, versus $4.5 million in the prior year quarter, reflecting operating leverage from higher revenues and revenue mix. GAAP operating earnings were $6.3 million, versus a loss of $0.4 million in the prior year quarter.

Asia Pacific region revenues totalled $113.0 million for the third quarter compared to $98.6 million in the prior year quarter, up 15% (12% on a local currency basis). Local currency revenue growth was comprised of 11% internal revenue growth and 1% growth from a recent acquisition, with notable increases in Sales Brokerage in Hong Kong and China, as well as Outsourcing & Advisory throughout the region. Adjusted EBITDA was $14.2 million, up from $13.2 million in the prior year quarter. GAAP operating earnings were $12.7 million, versus $11.6 million in the prior year period.

Global corporate costs as reported in adjusted EBITDA were $2.2 million in the third quarter, relative to $2.6 million in the prior year period. The corporate GAAP operating loss for the third quarter was $6.9 million, relative to $4.0 million in the prior period, with the current quarter results impacted by incremental acquisition-related expenses.

Conference Call
Colliers will be holding a conference call on Tuesday, October 31, 2017 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at www.colliers.com in the “Shareholders / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in relation to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets served by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information technology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration policies, and any outbreak or escalation of terrorism or hostilities.

Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) and other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vi) restructuring costs and (vii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$18,316	$13,461	$49,344	$41,250
Income tax	9,952	8,207	26,194	24,138
Other income, net	(332)	(362)	(2,368)	(2,183)
Interest expense, net	3,487	2,321	9,708	6,913
Operating earnings	31,423	23,627	82,878	70,118
Depreciation and amortization	12,976	11,390	39,384	33,038
Acquisition-related items	6,149	352	13,666	2,397
Restructuring costs	760	1,804	1,803	4,580
Stock-based compensation expense	938	471	3,411	2,489
Adjusted EBITDA	$52,246	$37,645	$141,142	$112,622

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted earnings per share:

Adjusted earnings per share is defined as diluted net earnings per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) acquisition-related items; (iv) restructuring costs and (v) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2017	2016	2017	2016

Net earnings	$18,316	$13,461	$49,344	$41,250
Non-controlling interest share of earnings	(5,348)	(3,286)	(12,464)	(11,259)
Amortization of intangible assets	6,183	5,192	20,148	15,619
Acquisition-related items	6,149	352	13,666	2,397
Restructuring costs	760	1,804	1,803	4,580
Stock-based compensation expense	938	471	3,411	2,489
Income tax on adjustments	(2,057)	(2,117)	(6,523)	(6,356)
Non-controlling interest on adjustments	(1,048)	(399)	(2,777)	(1,332)
Adjusted net earnings	$23,893	$15,478	$66,608	$47,388

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2017	2016	2017	2016

Diluted net earnings per common share	$0.11	$0.24	$0.39	$0.61
Non-controlling interest redemption increment	0.22	0.02	0.55	0.16
Amortization of intangible assets, net of tax	0.10	0.09	0.32	0.25
Acquisition-related items	0.14	0.01	0.31	0.06
Restructuring costs, net of tax	0.02	0.03	0.04	0.08
Stock-based compensation expense, net of tax	0.02	0.01	0.09	0.06
Adjusted earnings per share	$0.61	$0.40	$1.70	$1.22

3. Local currency revenue growth rate and internal revenue growth

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming acquired entities were owned for the entire current period as well as the entire prior period. Revenue from acquired entities is estimated based on the operating performance of each acquired entity for the year prior to the acquisition date. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2017	2016	2017	2016

Revenues	$574,057	$462,052	$1,541,117	$1,320,696

Cost of revenues	372,447	301,073	965,059	832,908
Selling, general and administrative expenses	151,062	125,610	440,130	382,235
Depreciation	6,793	6,198	19,236	17,419
Amortization of intangible assets	6,183	5,192	20,148	15,619
Acquisition-related items (1)	6,149	352	13,666	2,397
Operating earnings	31,423	23,627	82,878	70,118
Interest expense, net	3,487	2,321	9,708	6,913
Other income	(332)	(362)	(2,368)	(2,183)
Earnings before income tax	28,268	21,668	75,538	65,388
Income tax	9,952	8,207	26,194	24,138
Net earnings	18,316	13,461	49,344	41,250
Non-controlling interest share of earnings	5,348	3,286	12,464	11,259
Non-controlling interest redemption increment	8,757	671	21,718	6,279
Net earnings attributable to Company	$4,211	$9,504	$15,162	$23,712

Net earnings per common share
Basic	$0.11	$0.25	$0.39	$0.61
Diluted	$0.11	$0.24	$0.39	$0.61

Adjusted earnings per share (2)	$0.61	$0.40	$1.70	$1.22

Weighted average common shares (thousands)
Basic	38,860	38,601	38,804	38,584
Diluted	39,349	38,950	39,264	38,859

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments, and contingent acquisition consideration-related compensation expense.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2017	December 31, 2016	September 30, 2016

Assets
Cash and cash equivalents	$109,822	$113,148	$108,910
Accounts receivable	319,741	311,020	278,981
Prepaids and other assets	102,899	82,154	81,625
Current assets	532,462	506,322	469,516
Other non-current assets	68,659	48,860	35,945
Fixed assets	80,538	65,274	63,801
Deferred income tax	67,452	82,252	92,915
Goodwill and intangible assets	636,339	487,563	498,100
Total assets	$1,385,450	$1,190,271	$1,160,277

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$490,287	$483,376	$414,194
Other current liabilities	46,682	24,890	15,225
Long-term debt - current	2,245	1,961	2,609
Current liabilities	539,214	510,227	432,028
Long-term debt - non-current	369,651	260,537	333,163
Other liabilities	69,724	57,609	56,244
Deferred income tax	16,326	14,582	21,252
Redeemable non-controlling interests	140,210	134,803	132,660
Shareholders' equity	250,325	212,513	184,930
Total liabilities and equity	$1,385,450	$1,190,271	$1,160,277

Supplemental balance sheet information
Total debt	$371,896	$262,498	$335,772
Total debt, net of cash	262,074	149,350	226,862
Net debt / pro forma adjusted EBITDA ratio	1.1	0.7	1.1

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2017	2016	2017	2016

Cash provided by (used in)

Operating activities
Net earnings	$18,316	$13,461	$49,344	$41,250
Items not affecting cash:
Depreciation and amortization	12,976	11,390	39,384	33,038
Deferred income tax	772	1,664	4,138	5,751
Other	10,559	5,051	26,603	13,241
	42,623	31,566	119,469	93,280

Net change from assets/liabilities
Accounts receivable	1,443	13,877	12,269	25,136
Payables and accruals	46,592	19,500	(74,827)	(65,335)
Other	(1,592)	(415)	12,175	(4,548)
Contingent acquisition consideration paid	(812)	(591)	(1,113)	(591)
Net cash provided by operating activities	88,254	63,937	67,973	47,942

Investing activities
Acquisition of businesses, net of cash acquired	(4,162)	(26,006)	(55,165)	(72,332)
Purchases of fixed assets	(8,378)	(5,560)	(28,879)	(16,242)
Other investing activities	(17,769)	(4,363)	(34,790)	(18,283)
Net cash used in investing activities	(30,309)	(35,929)	(118,834)	(106,857)

Financing activities
Increase in long-term debt, net	(55,417)	(2,730)	101,936	83,758
Purchases of non-controlling interests, net	(5,280)	(9,282)	(35,156)	(12,919)
Dividends paid to common shareholders	(1,942)	(1,931)	(3,875)	(3,471)
Distributions paid to non-controlling interests	(6,514)	(3,130)	(17,506)	(13,389)
Other financing activities	(446)	(185)	(846)	793
Net cash (used in) provided by financing activities	(69,599)	(17,258)	44,553	54,772

Effect of exchange rate changes on cash	(1,508)	1,478	2,982	(3,097)

(Decrease) increase in cash and cash equivalents	(13,162)	12,228	(3,326)	(7,240)

Cash and cash equivalents, beginning of period	122,984	96,682	113,148	116,150

Cash and cash equivalents, end of period	$109,822	$108,910	$109,822	$108,910

Segmented Results
(in thousands of US dollars)

			Asia
(unaudited)	Americas	EMEA	Pacific	Corporate	Consolidated

Three months ended September 30

2017
Revenues	$330,930	$129,682	$113,029	$416	$574,057
Adjusted EBITDA	29,060	11,243	14,160	(2,217)	52,246
Operating earnings	19,426	6,278	12,654	(6,935)	31,423

2016
Revenues	$256,466	$106,601	$98,623	$362	$462,052
Adjusted EBITDA	22,556	4,482	13,164	(2,557)	37,645
Operating earnings	16,307	(363)	11,636	(3,953)	23,627

			Asia
	Americas	EMEA	Pacific	Corporate	Consolidated

Nine months ended September 30

2017
Revenues	$907,717	$337,496	$294,506	$1,398	$1,541,117
Adjusted EBITDA	82,482	32,151	33,320	(6,811)	141,142
Operating earnings	53,055	16,846	28,907	(15,930)	82,878

2016
Revenues	$729,975	$322,693	$267,186	$842	$1,320,696
Adjusted EBITDA	72,527	21,007	26,934	(7,846)	112,622
Operating earnings	55,847	5,495	22,697	(13,921)	70,118

COMPANY CONTACTS:

Jay S. Hennick
Chairman & CEO

John B. Friedrichsen
CFO

(416) 960-9500